Filed by GOWell Technology Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Inflection Point Acquisition Corp. V
Commission File No.: 001-42518

GOWELL TECHNOLOGY PARTICIPATES IN ADVANCED WELL INTEGRITY BENCHMARKING PROGRAM COORDINATED BY AN INDEPENDENT NET ZERO ORGANIZATION

Benchmarking Represents a Key Milestone for GOWell’s Evaluation Solutions for Efficient Lower-Carbon Well Operations

SINGAPORE and NEW YORK – Dec. 18, 2025 – GOWell Technology Limited (“GOWell” or the “Company”), a global one-stop-shop for innovative well logging solutions in the energy sector, today announced its participation in a collaborative effort to evaluate next generation well integrity technologies. The evaluation was performed as part of an industry benchmarking program led by an independent Net Zero organization at the NORCE testing facility in Stavanger, Norway. This initiative assessed cutting-edge methods designed to address the industry’s most urgent operational and sustainability challenges in well integrity evaluation.

As global decommissioning activities accelerate, operators face a growing need to evaluate cement and casing integrity without removing concentric tubulars. Eliminating unnecessary tubular removal can significantly reduce time, cost, and associated carbon emissions, but acquiring the required data through multiple tubular layers remains a technical challenge. The initiative was established to assess emerging solutions under controlled and repeatable conditions.

With support from a major international oil company, GOWell introduced a fundamentally new approach to tubular cement evaluation by using its Selective Non-Harmonic Resonance (SNHR) technique. This method is intended to avoid common technical pitfalls encountered by competing solutions and GOWell believes it will deliver significantly improved sensitivity to the cement target. GOWell also deployed its dual-tubular azimuthal evaluation technology, enabling an integrated well integrity solution capable of assessing both metal tubulars and encompassing cement sheaths.

Over a four-week period, each company participating in the program deployed its technology multiple times under defined benchmark conditions to enable full performance characterization.

“We have long held confidence in the efficacy of our technologies, the strength of our technical approaches, and the solutions we provide, particularly considering the challenging nature of the testing conditions at NORCE,” said Dr. Qinshan Yang, GOWell’s Vice President of R&D. “We believe our participation in this benchmarking underscores the readiness of these solutions and highlights their potential to support more efficient and lower-carbon well integrity evaluation.”

In October 2025, GOWell announced it has entered into a business combination agreement with Inflection Point Acquisition Corp. V (f/k/a Maywood Acquisition Corp.) (Nasdaq: IPEX). Upon completion of the transaction, the combined company will operate as GOWell Energy Technology and is expected to trade on Nasdaq under the ticker symbol “GOW”, subject to satisfaction of listing requirements and other conditions to closing the business combination.

About GOWell Technology Limited

GOWell Technology Limited is an international company that provides a wide range of innovative well logging technologies and distributed sensing solutions for energy companies globally. The Company maintains a multi-disciplinary research and development team with a robust patent portfolio of technology aimed to solve complex industry challenges. GOWell’s solutions can be applied to a wide range of wells from traditional energy to energy transition. The Company has a global, diverse customer base with long-term relationships with the key major oil service companies and operators in the energy sector. Headquartered in Singapore, GOWell has a global manufacturing and procurement network, with regional hubs in the United States and UAE in addition to regional operations in more than 50 countries.

For more information about GOWell Technology Limited, visit www.gowell.energy.

About Inflection Point Acquisition Corp V.

Inflection Point Acquisition Corp. V is a special purpose acquisition company (SPAC) formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that relate to GOWell’s current expectations and view of future events. Forward-looking statements generally are accompanied by words such as “anticipate”, “could”, “estimate”, “may”, “potential”, “project”, “should”, “will” and other similar expressions, or the negative of these terms or other comparable terminology, that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements about the development of GOWell’s technology and expectations relating to the proposed business combination between GOWell and IPEX (the “Proposed Business Combination”), including the listing of the combined company’s stock on Nasdaq. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely enter into definitive agreements with respect to the Proposed Business Combination or consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the post-business combination entity or the expected benefits of the Proposed Business Combination, or the risk that IPEX’s shareholders and/or GOWell’s shareholders do not approve the Proposed Business Combination; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to GOWell and the post-business combination entity; risks related to potential fluctuations in the oil and gas industries; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to negotiate and enter into definitive agreements with customers and/or suppliers on favorable terms, if at all; ability to attract and retain qualified personnel; the impact of competing technologies on GOWell’s business; ability to obtain additional financing as and when needed, on terms satisfactory to GOWell or at all; global economic and political conditions; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against IPEX or GOWell related to the Proposed Business Combination; intellectual property-related claims; the amount of redemption requests made by IPEX’s public shareholders; and those factors discussed in documents IPEX has filed or will file with the SEC. Therefore, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither IPEX nor GOWell presently know or that IPEX and GOWell currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect IPEX’s and GOWell’s expectations, plans, or forecasts of future events and views as of the date of this Report and are qualified in their entirety by reference to the cautionary statements herein. IPEX and GOWell anticipate that future events and developments will cause IPEX’s and GOWell’s assessments to change. These forward-looking statements should not be relied upon as representing IPEX’s and GOWell’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Neither IPEX, GOWell nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Additional Information and Where to Find It

In connection with the Proposed Business Combination, IPEX and GOWell intend to prepare and file with the SEC a registration statement containing a preliminary proxy statement of IPEX and a preliminary prospectus with respect to the securities to be offered in the Proposed Business Combination. After the registration statement is declared effective, IPEX will mail a definitive proxy statement/prospectus relating to the Proposed Business Combination to its shareholders as of a record date to be established for voting on the Business Combination Agreement and the transactions contemplated thereby. Investors, shareholders and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about IPEX, GOWell and the Proposed Business Combination. Investors and shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Inflection Point Acquisition Corp. V, 167 Madison Avenue Suite 205 #1017, New York, NY 10016.

Participants in the Solicitation

IPEX, GOWell, and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from IPEX’s shareholders in respect of the Proposed Business Combination and the other matters set forth in the registration statement. Information regarding IPEX’s directors and executive officers is available in IPEX’s Current Report on Form 8-K, which was filed with the SEC on September 12, 2025 and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Inflection Point Acquisition Corp. V, 167 Madison Avenue Suite 205 #1017, New York, NY 10016. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Investor Relations Contact:

Gateway Group

Cody Slach, Georg Venturatos

949-574-3860

GOWell@gateway-grp.com

Media Relations Contact:

Gateway Group

Zach Kadletz, Ryan Deloney

949-574-3860

GOWell@gateway-grp.com

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